Room 4561

June 13, 2006

Robert R.B. Dykes
Executive Vice President, Business Operations
      and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

> **Re:** **Juniper Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Forms 8-K Filed on January 25 and April 19, 2006**
> **File No. 0-26339**

Dear Mr. Dykes,

       We have reviewed your response to our comment letter dated April 19, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Your correspondence dated May 17, 2006, Exhibits A and B

1.   Ensure that a reconciliation to the most comparable GAAP measure is presented for each non-GAAP measure discussed in your press release. For example, we note that you present non-GAAP earnings per share, however, you have not provided a reconciliation between that amount and GAAP EPS.

2.   We note that you intend to present reconciliations to non-GAAP operating income as well as to non-GAAP measures of cost of revenues, gross margin, research and development, sales and marketing and general and administrative expenses. In addition to presenting individual reconciliations of each non-GAAP measure,

compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G would also require justification of each individual non-GAAP measure according to the requirements set forth in comment 2 of our letter of April 19, 2006. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us why you believe the inclusion of this information is necessary when these amounts are not discussed in your press release or revise your disclosures accordingly. Further, it is not clear how management uses the non-GAAP information that excludes stock-based compensation to conduct or evaluate its business in each of the areas of operations (selling and marketing, general and administrative expensive, etc.) Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipient's overall compensation package, how does management determine that an employee's performance would remain unchanged such that it would not affect the Company's overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

Form 8-K filed on April 19, 2006

3. We note that in your reconciliation between GAAP and non-GAAP cash flows from operations you are adjusting the current period GAAP amount to add back the tax benefit related to employee stock options. Your response of May 17, 2006 indicates that your intent in presenting this non-GAAP measure is to enable readers to compare your current operating and financing cash flows with those in periods prior to the adoption of SFAS 123(R), however, you have not presented a corresponding non-GAAP measure related to cash flows from financing activities. Please explain. In addition, tell us what consideration you have given to presenting non-GAAP operating cash flows by adjusting the historical amount to conform with current GAAP requirements and why you believe that adjusting the current period amount is preferable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 35

4. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed by the company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please tell us whether your disclosure controls and procedures were assessed as being effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and

procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

5. We note that there has been "no significant change" in your internal control over financial reported during the first quarter of 2006. Confirm to us, and revise future filings to state, whether there was <u>any</u> change that materially affected or was reasonably likely to materially affect your internal controls over financial reporting during the period being reported on. See Item 308(c) of Regulation S-K

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting